Filed by Magnum Opus Acquisition Limited

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934,

as amended

Subject Company: Magnum Opus Acquisition Limited (SEC File No.: 001-40266)

Date: February 13, 2023

The following is an English translation of the original press release in Chinese published by Leinews on February 10, 2023. Link available at: https://www.toutiao.com/article/7198496224356532788/?tt_from=weixin&utm_campaign=client_share&app=news_article&utm_source=weixin&iid=1508991337241332&utm_medium=toutiao_ios&share_token=D600CECD-3189-4AF7-BD13-14A7637068D1&wxshare_count=1&wid=1676176329412. The following English translation was published on PRNewswire on the same date after the publication of the Chinese press release. Link available at: https://en.prnasia.com/releases/global/asig-announces-appointment-of-co-founder-and-president-ouyang-yun-as-ceo-392772.shtml. Attempts to provide an accurate translation of the original Chinese press release have been made, but due to linguistic nuances, slight differences may exist.

ASIG Announces Appointment of Co-founder and President Ouyang Yun as CEO

Company mourns passing of Andy Tian, reconfirms commitment to business combination with Magnum Opus Acquisition Limited

SINGAPORE - Asia Innovations Group Limited (“ASIG” or “the Company”) announced today the appointment of Mr. Ouyang Yun, Co-founder and President of ASIG as its Chief Executive Officer. The Company is mourning the loss of the former Chairman and CEO Mr. Andy Tian, who passed away in Beijing on February 6, 2023 due to a sudden illness. Mr. Ouyang Yun was appointed CEO by unanimous vote of the Company’s Board of Directors on February 9, 2023, effective immediately. On September 30, 2022 ASIG previously announced its business combination with Magnum Opus Acquisition Limited (“OPA”) with expected closing in the first half of this year. ASIG and OPA each reiterates its commitment to the previously announced business combination and expects minimum disruption to the process of preparing for the completion of the business combination.

As Co-founder and President, Ouyang Yun has led all of the Company’s business functions including strategy, operations, and M&A across the social, gaming and e-commerce verticals and previously held leadership roles at other global consumer internet enterprises. Ouyang built ASIG’s Uplive business from the ground up to one of the leading live streaming platforms. He has also spearheaded ASIG’s international expansion to 18 offices across 150 countries and regions and is responsible for the acquisition of various new lines of business. Prior to co-founding ASIG, Ouyang was the founder and Chief Operating Officer of GaoPeng (Groupon China) and Associate General Manager of the Strategy at Tencent’s Strategy Department. Prior to joining Tencent, he had been a Consultant and Project Leader at the Boston Consulting Group.

“We are deeply saddened by Andy's sudden passing. He left us forever just as we were about to enter our company’s best times,” said Ouyang Yun. “At present, all work has transitioned smoothly, and I will continue to lead all of the company’s operations, including the ongoing business combination and related plans. Our business will continue unaffected and we remain committed to our customers and content creators.”

“We are stunned by Andy's sudden passing. Andy was a visionary leader who inspired all around him to be the best version of themselves. He will be deeply missed by everyone he has touched,” said Jonathan Lin, Chairman and CEO of OPA. “We are looking forward to continuing to fully support Ouyang, the ASIG team, its Board, and the Company's world class investor base to bring ASIG into the public markets as one of the largest emerging market consumer internet SPAC mergers announced last year. We continue to believe that the business combination between OPA and ASIG will create a synergistic partnership that can unlock shareholder value, and we look forward to seeing it to completion in the first half of this year.”

Andy was extremely professional, talented, hardworking, and resilient. For nearly 10 years since starting the business, he tirelessly carried out the mission of the Company to enrich people’s lives worldwide through innovative and enjoyable live social products that foster meaningful human connection. His vision was for ASIG to reach billions worldwide with its products, and the Company remains committed to that goal in his memory.

About Asia Innovations Group

Asia Innovations Group (ASIG) is a leading mobile social company across emerging markets. As of December 31, 2021, ASIG served over 400 million registered users located in over 150 countries and regions worldwide. It has built a comprehensive and diverse portfolio as it seeks to achieve its mission of enriching people's lives worldwide through innovative and enjoyable live social products that foster meaningful human connection. ASIG operates in 18 offices around the globe that offer deep local market knowledge across all major emerging markets to augment the Company’s cutting-edge technology and scalable global infrastructure. ASIG's portfolio includes leading apps such as Uplive, the global live video platform, CuteU and Lamour, the dominant dating apps in global emerging markets, as well as other fast-growing voice and game-based live social apps.

About Magnum Opus

Magnum Opus Acquisition Limited is a special purpose acquisition company sponsored by L2 Capital, a private investment firm. Magnum Opus is a partnership of enterprise builders and public and private market investment specialists with extensive experience operating and investing throughout the business life cycle from founding, scaling operations through public listing. Magnum Opus aims to partner with public ready enterprises at the forefront of convergence of consumption and technology. Magnum Opus' mission is to support companies to realize their vision as they embark on their journey into the public markets and face new opportunities, challenges, and stakeholders.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

This communication relates to the proposed business combination between OPA and ASIG. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. ASIG intends to file a Registration Statement on Form F-4 with the SEC, which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all OPA shareholders. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. OPA and ASIG will also file other documents regarding the proposed business combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF OPA ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by OPA and ASIG through the website maintained by the SEC at www.sec.gov. The documents filed by OPA and ASIG with the SEC also may be obtained free of charge upon written request to Magnum Opus Acquisition Limited, Unit 1009, ICBC Tower, Three Garden Road, Central, Hong Kong.

Participants in the Solicitations

OPA, ASIG and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from OPA's shareholders in connection with the proposed business combination. You can find information about OPA's directors and executive officers and their interest in OPA can be found in OPA's Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was originally filed with the SEC on February 17, 2022, as amended on February 23, 2022. A list of the names of the directors, executive officers, other members of management and employees of OPA and ASIG, as well as information regarding their interests in the business combination, will be contained in the Registration Statement on Form F-4 to be filed with the SEC by ASIG. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

Caution About Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act"), and section 21E of the U.S. Securities Exchange Act of 1934 ("Exchange Act") that are based on beliefs and assumptions and on information currently available to OPA and ASIG. These forward-looking statements are based on OPA's and ASIG's expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. In some cases, you can identify forward-looking statements by the following words: "may," "will," "could," "would," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "project," "potential," "continue," "ongoing," "target," "seek" or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity and market share, the capability of ASIG's business plans including its plans to expand, the sources and uses of cash from the proposed transaction, the anticipated enterprise value of the combined company following the consummation of the proposed business combination, any benefits of ASIG's partnerships, strategies or plans as they relate to the proposed business combination, anticipated benefits of the proposed business combination and expectations related to the terms and timing of the proposed business combination, are also forward-looking statements. Although each of OPA and ASIG believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of OPA and ASIG caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. These factors are difficult to predict accurately and may be beyond OPA's and ASIG's control. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed business combination, which is expected to be filed by ASIG with the SEC and other documents filed by OPA or ASIG from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. There may be additional risks that neither OPA or ASIG presently know or that OPA and ASIG currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by OPA or ASIG, their respective directors, officers or employees or any other person that OPA and ASIG will achieve their objectives and plans in any specified time frame, or at all. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for OPA or ASIG to predict these events or how they may affect OPA or ASIG. Except as required by law, neither OPA nor ASIG has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect OPA's and ASIG's future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against OPA or ASIG, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of OPA or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of OPA or ASIG as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; OPA's estimates of expenditures and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; the impact of the ongoing COVID-19 pandemic; changes in laws and regulations that impact ASIG; ability to enforce, protect and maintain intellectual property rights; and other risks and uncertainties set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in OPA's final prospectus dated March 23, 2021 relating to its initial public offering and in subsequent filings with the SEC, including the registration statement on Form F-4 relating to the business combination expected to be filed by ASIG.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.